UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                  July 27, 2005

                         Commission File Number: 1-14636


                            ABITIBI-CONSOLIDATED INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


        1155 METCALFE STREET, SUITE 800, MONTREAL, QUEBEC, CANADA H3B 5H2
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                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

         In connection with its Second Quarter Report to Shareholders and Consolidated Financial Statements furnished on this Form 6-K, Abitibi-Consolidated Inc. is voluntarily filing certifications by its Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and voluntarily furnishing certifications by its Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.


EXHIBIT
NUMBER            DESCRIPTION
-------           -----------
31.1              Certification by the Chief Executive Officer of Quarterly
                  Report pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification by the Chief Financial Officer of Quarterly Report pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification by the Chief Executive Officer of Periodic Financial Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification by the Chief Financial Officer of Periodic Financial Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1              Second Quarter Report to Shareholders.

99.2              Consolidated Financial Statements.

99.3 Press Release entitled "Abitibi-Consolidated Completes In-Depth Operations Review" dated July 27, 2005.

                                   SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            ABITIBI-CONSOLIDATED INC.
                                            (Registrant)


Date:    July 27, 2005                      By: /s/ Jacques Vachon
                                                -------------------------------
                                                Jacques Vachon
                                                Senior Vice-President,
                                                Corporate Affairs and Secretary